UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-16109

CoreCivic 401(k) Plan

(Full title of the Plan)

CORECIVIC, INC.

(Name of the issuer of the securities held pursuant to the Plan)

5501 Virginia Way, Brentwood TN 37027

(Address and zip code of principal executive offices of the issuer)

CORECIVIC 401(k) PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2019

Report of Independent Registered Public Accounting Firm

The Administrative Committee, the Administrator and the Participants

CoreCivic 401(k) Plan

Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CoreCivic 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2013.

Savannah, Georgia

June 16, 2020

CORECIVIC 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS:
INVESTMENTS, at fair value	$356,432,297	$288,450,784

RECEIVABLES:
Employer contributions	867,901	986,903
Participant contributions and loan payments	—	903,286
Notes receivable from participants	18,449,507	16,992,310

Total receivables	19,317,408	18,882,499

NET ASSETS AVAILABLE FOR BENEFITS	$375,749,705	$307,333,283

See accompanying Notes to Financial Statements.

CORECIVIC 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$307,333,283	$328,814,062

ADDITIONS:
Interest on notes receivable from participants	1,018,503	473,429
Dividends	17,584,262	14,717,348
Employer contributions	18,615,650	17,487,859
Participant contributions	19,827,525	18,472,486
Rollovers	1,504,619	711,637
Net appreciation in fair value of investments	49,121,730	—

Total additions	107,672,289	51,862,759

DEDUCTIONS:
Administrative expenses	805,265	680,621
Benefits paid to participants	38,450,602	38,382,098
Net depreciation in fair value of investments	—	34,280,819

Total deductions	39,255,867	73,343,538

Net Increase/(Decrease)	68,416,422	(21,480,779)
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$375,749,705	$307,333,283

See accompanying Notes to Financial Statements.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE A—DESCRIPTION OF THE PLAN

The following description of the CoreCivic 401(k) Plan (the “Plan” or “CoreCivic 401(k)”) (formerly known as the Corrections Corporation of America 401(k) Savings and Retirement Plan) is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Plan Sponsor

In November 2016, the Company rebranded which resulted in a name change from CCA of Tennessee, LLC (“CCA”) to “CoreCivic of Tennessee, LLC” (“CoreCivic”). The Plan’s sponsor is CoreCivic of Tennessee, LLC, formerly, CCA of Tennessee, LLC (“CCA of TN”), a wholly-owned subsidiary of Corrections Corporation of America (“CCA” or the “Company”) and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established by a predecessor of CCA on January 1, 1999, to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participating Employers

The Plan qualifies as a “multiple employer” plan as described in Section 413(c) of the Code. The Plan allows other affiliated employers to participate in the Plan (“Participating Employers”), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: TransCor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of Georgia, PC; Correctional Medicine Associates of TX, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates of Georgia, PC; Correctional Dental Associates, PC; Correctional Dental Associates of Florida, PA; Correctional Dental Associates of Colorado, PC; and, Stephen Merrill, DMD, PC.

Eligibility

Employees of CoreCivic and Participating Employers who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements. Effective January 1, 2019, the plan was amended to reduce the eligibility waiting period. Employees that have completed six months of service, as defined by the Plan, are eligible for participation in the Plan on the quarter entry date following the date they meet the eligibility requirements.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Contributions

The Plan allows eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”)).

The Plan agreement indicates that CoreCivic may provide discretionary employer “basic” and “matching” contributions. During 2019 and 2018, CoreCivic provided a Safe Harbor matching contribution equal to 100% of each employee’s eligible bi-weekly compensation, up to 5% of the employee’s eligible bi-weekly compensation. CoreCivic did not provide a discretionary basic contribution during 2019 or 2018. CoreCivic did provide a non-elective fringe contribution to certain employees at “Service Contract Act” (“SCA”) locations in 2019 and 2018. Those non-elective contributions are 100% vested immediately.

Company and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses, as defined.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon and any Safe Harbor employer matching contributions after 2011. Vesting in employer contributions for years prior to 2012, is based on years of service. All active participants become vested in employer contributions made and investment earnings (losses) thereon according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability, or upon attainment of the Plan’s retirement age, as defined in the Plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement, or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of CoreCivic common stock of the vested portion of their account balance.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Participants who were participants in a plan assumed by CoreCivic in connection with the acquisition of U.S. Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the Plan Administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by CoreCivic. A hardship can only be taken from the amounts accumulated in the participant’s account through employee deferral contributions.

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund CoreCivic’s matching or basic contributions. At December 31, 2019 and 2018, unallocated non-vested accounts totaled approximately $29,000 and $9,000, respectively. During the years ended December 31, 2019 and 2018, total forfeitures of $0 and $15,000, respectively, were used to reduce employer contributions made during the 2019 and 2018 Plan years.

Notes Receivable from Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant’s account. The interest rate for the loan shall be determined by the Plan Administrator commensurate with the rates used by commercial loans which would be made under similar circumstances. The interest rates on outstanding loans as of December 31, 2019, ranged between 4.25% and 6.50%.

Plan Termination

Although it has not expressed any intention to do so, CoreCivic may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants’ interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians

From January 1, 2018 until October 16, 2018, Ascensus Trust Company (“Ascensus”), formerly Frontier Trust Company (“Trustee”) served as the Plan’s trustee. Ascensus Trust Company also served as the Plan’s custodian for all plan assets except those invested in the CoreCivic stock fund. Mid Atlantic Trust was the custodian for Plan assets invested in the CoreCivic stock fund. Collectively, Ascensus Trust Company, and Mid Atlantic Trust are referred to as the “Custodians”. SunTrust Bank became the sole Trustee and investment custodian effective October 17, 2018.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of CoreCivic common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires Plan management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are carried at market value as determined on the last day of the Plan year. Fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Prior to October 2015, the Plan had a fee agreement with Ascensus for recordkeeping services and with Wells Fargo for brokerage services. In late 2015, the Plan entered into a revised fee agreement with Ascensus for recordkeeping services and a new agreement with SunTrust for the brokerage services. In late 2018, the Plan entered into a new record-keeping agreement with SunTrust. The process for the administration of expenses, under all agreements, is as follows: All sub-TA and 12b-1 fees are deposited into the Administrative Fee Credit Account (AFCA) and then the recordkeeper and the broker are paid quarterly based on the signed fee agreements. Other plan eligible expenses are also paid from the AFCA. If the Plan does not have adequate funds in the AFCA, all participants’ accounts would be charged a quarterly administrative fee to cover those administrative costs. All administrative costs not covered by this charge are borne by CoreCivic and, therefore, are not included in the accompanying statements of changes in net assets available for benefits.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Risks and Uncertainties

Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Additionally, as of December 31, 2019 and 2018, approximately 8%, and 10%, respectively, of the Plan’s investments were held in CoreCivic stock. As such, the underlying value of the overall investment holdings is dependent on the performance of CoreCivic’s common stock and the market’s evaluation of such performance.

NOTE C—INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2019, the Plan had balances in 21 investment funds, consisting of 18 mutual funds, a common collective trust fund, a U.S. Treasury Cash Reserve Fund, and CoreCivic common stock.

In 2018, the Investment Committee replaced the Principal Target Date funds and those balances were mapped to the JP Morgan Smart Retirement Funds in mid-2018. The Committee also replaced the Jennison Mid Cap Fund and those balances were mapped to the JP Morgan Mid-Cap Growth Fund. In the role as record-keeper, SunTrust utilized a cash fund (U.S. Treasury Cash Reserve Fund) for holding money during the recordkeeping transition and initial account set up. Since this was intended to be a holding fund only, those participants that elected to contribute to the fund had their account balance mapped to the Morley Stable Value fund in early 2019. In October 2019, the Investment Committee replaced the JP Morgan Smart Retirement Funds with the BlackRock Life Path Index Funds. The balances from the JP Morgan Smart Retirement Funds were mapped to the corresponding BlackRock Life Path Index funds. At the same time, the committee approved the addition of two new funds—the Western Asset Core Plus Bond Fund and the Putnam Equity Income Fund. The investment options are described as follows.

1.

The Morley Stable Value Fund – a common collective trust fund that seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

2.

Intermediate Bond Fund of America – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio. It invests primarily in debt securities with high quality ratings. The fund maintains a portfolio having a dollar-weighted average maturity of no less than three years and no greater than five years under normal market conditions.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

3.

Washington Mutual Investors Fund – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in common stocks of larger, more established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

4.

American Balanced Fund – a mutual fund that seeks conservation of capital, current income, and long-term growth of capital and income by investing in stocks, bonds, and securities issued and guaranteed by the U.S. government.

5.

AllianzGI Focused Growth Fund – a mutual fund that seeks capital preservation. This fund normally invests in equity securities of U.S companies with market capitalizations of at least $1 billion. The fund may invest up to 20% of assets in non-U.S. securities (but no more than 10% in one non-U.S. country or 10% in emerging market securities).

6.

JP Morgan Mid-Cap Growth Fund – a mutual fund that seeks growth of capital. At least 80% of the fund’s assets will be invested in equity securities of mid cap companies, including common stocks and debt securities and preferred stocks that are convertible to common stocks. The fund invests primarily in common stocks of mid cap companies which the fund’s adviser believes are capable of achieving sustained growth.

7.

EuroPacific Growth Fund – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. The fund may also invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

8.

Vanguard Institutional Index Fund – a mutual fund that seeks to replicate the total return of the S&P 500 Index, before fees and expenses. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that comprise the S&P index holding each stock in approximately the same proportion as its weighting in the index.

9.

Growth Fund of America – a mutual fund that seeks long-term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that appear to offer superior opportunities for growth of capital. It may also invest a portion of its assets in securities of issuers domiciled outside the United States.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

10.

Vanguard Small Cap Institutional Index Fund – a mutual fund that seeks to replicate the total return of the CRSP US Small Cap Value Index. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that comprise the index, holding each stock in approximately the same proportion as its weighting in the index.

11.

Vanguard Mid Cap Index Admiral Fund — a mutual fund that seeks to replicate the total return of the CRSP US Mid Cap Index. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

12.

Janus Henderson Triton N—a mutual fund that seeks long-term growth of capital. The fund invests primarily in common stocks selected for their growth potential. It invests in equity securities of small- and medium-sized companies. Generally, having a market capitalization of less than $10 billion. The fund may also invest in foreign securities, which may include investments in emerging markets.

13.	CoreCivic Stock – CoreCivic common stock.

14.

BlackRock LifePath Index Retire Institutional Fund – a mutual fund that seeks to provide for retirement outcomes based on quantitatively measured risk. The fund allocates and reallocates its assets among a combination of equity and bond index funds and money market funds. Under normal circumstances, at least 80% of its assets are invested in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in its custom benchmark index, the LifePath Index Retirement Fund Custom Benchmark.

15.

BlackRock LifePath Index 2030 Institutional Fund—a mutual fund that seeks to provide for retirement outcomes based on quantitatively measured risk. The fund allocates and reallocates its assets among a combination of equity and bond index funds and money market funds in proportions based on its own comprehensive investment strategy. Under normal circumstances, at least 80% of its assets are invested in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in its custom benchmark index, the LifePath Index 2030 Fund Custom Benchmark.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

16.

BlackRock LifePath Index 2040 Institutional Fund – a mutual fund that seeks to provide for retirement outcomes based on quantitatively measured risk. The fund allocates and reallocates its assets among a combination of equity and bond index funds and money market funds in proportions based on its own comprehensive investment strategy. Under normal circumstances, at least 80% of its assets are invested in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in its custom benchmark index, the LifePath Index 2040 Fund Custom Benchmark.

17.

BlackRock LifePath Index 2050 Institutional Fund – a mutual fund that seeks to provide for retirement outcomes based on quantitatively measured risk. The fund allocates and reallocates its assets among a combination of equity and bond index funds and money market funds in proportions based on its own comprehensive investment strategy. Under normal circumstances, at least 80% of its assets are invested in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in its custom benchmark index, the LifePath Index 2050 Fund Custom Benchmark.

18.

Blackrock Lifepath Index 2060 Institutional Fund – a mutual fund that seeks to provide for retirement outcomes based on quantitatively measured risk. The fund allocates and reallocates its assets among a combination of equity and bond index funds and money market funds in proportions based on its own comprehensive investment strategy. Under normal circumstances, at least 80% of its assets are invested in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in its custom benchmark index, the LifePath Index 2060 Fund Custom Benchmark.

19.

Western Asset Core Plus Bond Fund – a mutual fund that seeks to maximize total return, consistent with prudent investment management and liquidity needs. The fund invests in a portfolio of fixed income securities of various maturities and, under normal market conditions, will invest at least 80% of its net assets in debt and fixed income securities. Although the fund may invest in securities of any maturity, it will normally maintain a dollar-weighted average effective duration within 30% of the average duration of the domestic bond market as a whole as estimated by the fund’s subadvisors. The fund may invest up to 20% of its total assets in non-U.S. dollar denominated securities.

20.

Putman Equity Income Y Fund—a mutual fund that seeks capital growth and current income. The fund invests mainly in common stocks of midsize and large U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both.

21.	U.S. Treasury Cash Reserves Fund—a fund that seeks high current income with liquidity and stability of principal.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The stated objectives of these funds, which may change from time to time, are not necessarily indicators of actual performance.

NOTE D—FAIR VALUE MEASUREMENTS

The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

1.	Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

2.	Mutual funds: Valued at the net asset value of shares held by the Plan at year end in an active market.

3.

Common collective trust fund: Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

Fair Value Measurements as of December 31, 2019, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds	$313,343,180	$—	$—	$313,343,180
Common stock	27,980,138	—	—	27,980,138

Total assets in the fair value hierarchy	$341,323,318			$341,323,318
Investments measured at Net Asset Value (NAV)*	—	—	—	15,108,979

Investments at fair value	$341,323,318	$—	$—	$356,432,297

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

Fair Value Measurements as of December 31, 2018, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds	$244,350,214	$—	$—	$244,350,214
Common stock	28,138,011	—	—	28,138,011

Total assets in the fair value hierarchy	$272,488,225			$272,488,225
Investments measured at Net Asset Value (NAV)*	—	—	—	15,962,559

Investments at fair value	$272,488,225	$—	$—	$288,450,784

*

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on net asset value (“NAV”) per share as of December 31, 2019 and 2018, respectively.

Description	Fair Value 12/31/2019	Fair Value 12/31/2018	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Trust Fund	$15,108,979	$15,962,559	n/a	Daily	30 days

NOTE E—SUBSEQUENT EVENTS

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 16, 2020, and has determined that, except for matters noted below, no significant events occurred after December 31, 2019, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The spread of a novel strain of coronavirus (“COVID-19”) in the first quarter of 2020 has caused significant volatility in U. S. markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on economic activity globally, nationally and locally. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. The impact on the Plan’s investments and the amounts reported in the 2019 Statement of Net Assets Available for Benefits is uncertain and cannot be determined at this time.

The Coronavirus Aid Relief and Economic Security Act (“CARES Act”) was enacted into law on March 27, 2020. Plan Management is reviewing the CARES Act and its potential impact on the Plan.

NOTE F—FEDERAL INCOME TAX STATUS

Effective January 1, 2016, the Plan was amended and restated. A new Internal Revenue Service (IRS) determination letter was issued dated April 27, 2017. The Plan currently is designed and is being operated in compliance with the applicable requirements of the Code and the Plan continues to qualify under Code Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2019.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G—RELATED PARTY TRANSACTION

Ascensus was the trustee and custodian of the Plan for all Plan assets except those invested in the CoreCivic common stock fund, and Mid Atlantic Trust was the custodian of the CoreCivic common stock fund until October 16, 2018. SunTrust became the new trustee and custodian effective October 17, 2018. Therefore, transactions with these parties qualify as party-in-interest transactions. The Plan also held notes receivable from participants which also qualify as party-in-interest transactions.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE H—RECONCILIATION TO FORM 5500

As of December 31, 2019 and 2018, the Plan had $0 and $0 respectively, of pending distributions to participants who elected to withdraw from the Plan. The reduction in the amount of pending distributions for the years ending 2019 and 2018 is due to the transition of recordkeeping services during 2018. SunTrust operates with an integrated Trust and as such the Plan Administrator can approve distributions on a daily basis, thus reducing the amount of pending distributions as of year-end. Pending distribution amounts, if applicable, are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with GAAP.

The following is a reconciliation of benefit distributions for the years ended December 31, 2019 and 2018, per the financial statements to the Form 5500.

	Benefits Distributions
	2019	2018
Per the financial statements	$38,450,602	$38,382,098
Add: Amounts allocated to withdrawing participants at end of year	—	—
Deduct: Amounts allocated to withdrawing participants at end of prior year	—	(852,189)

Per the Form 5500	$38,450,602	$37,529,909

NOTE I—LIMITATION ON CORECIVIC STOCK ELECTIONS AND TRANSFERS INTO CORECIVIC STOCK

The Plan Administrative Committee, with the approval of the CoreCivic Board of Directors, implemented a limit on the percentage of new contributions that plan participants are permitted to invest in CoreCivic stock. Transfers into CoreCivic stock from the Plan’s other funds are also subject to the same limitation.

Through December 31, 2016, twenty-five percent (25%) was the maximum percentage of a participant’s new contributions permitted to be invested in CoreCivic stock. Requests to transfer funds into CoreCivic stock were not to be permitted if, at the time of transfer, the transfer would cause the participant’s CoreCivic stock balance to exceed 25% of the participant’s total plan balance.

The Investment Committee approved a change to this maximum percentage and effective as of January 1, 2017, ten percent (10%) is the maximum percentage of a participant’s new contributions permitted to be invested in CoreCivic stock. In addition, requests to transfer funds into CoreCivic stock are not permitted if, at the time of the transfer, the transfer would cause the participant’s CoreCivic stock balance to exceed 10% of the participant’s total plan balance.

SUPPLEMENTAL SCHEDULE

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
	US Treasury	Federated US Treasury Cash Reserves	*	*	$1,133,803
	The American Funds Group	Intermediate Bond Fund of America	*	*	8,740,246
	The American Funds Group	American Balanced Fund	*	*	35,742,649
	The American Funds Group	Washington Mutual Investors Fund	*	*	35,371,870
	The American Funds Group	EuroPacific Growth Fund	*	*	19,755,789
	Allianz Funds	AllianzGI Focused Growth Fund	*	*	31,646,243
	The American Funds Group	Growth Fund of America	*	*	25,657,154
	Vanguard Investment	Vanguard Institutional Index Fund	*	*	33,952,742
	Vanguard Investment	Vanguard Mid Cap Index Fund	*	*	4,325,396
	Vanguard Investment	Vanguard Small Cap Index Fund	*	*	15,400,636
	Janus Funds	Janus Henderson Triton Fund	*	*	4,855,786
	JP Morgan	JP Morgan Mid Cap Growth Fund	*	*	23,105,485
	Morley Financial	Morley Stable Value Fund	*	*	15,108,979
	BlackRock	BlackRock Lifepath Index Retire Instl	*	*	21,054,401
	BlackRock	BlackRock Lifepath Index 2030 Instl	*	*	23,348,905
	BlackRock	BlackRock Lifepath Index 2040 Instl	*	*	13,581,552
	BlackRock	BlackRock Lifepath Index 2050 Instl	*	*	12,452,506
	BlackRock	BlackRock Lifepath Index 2060 Instl	*	*	3,071,164
	Putnam	Putnam Equity Income Y	*	*	66,516
	Western	Western Asset Core Bond Fund I	*	*	80,337
*	CoreCivic	CoreCivic Common Stock	*	*	27,980,138
*	Various plan participants	Notes receivable from participants (interest rate ranged between 4.25% and 6.50% with varying maturity dates)			18,449,507

		Total			$374,881,804

*	Indicates party-in-interest.
**	Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoreCivic 401(k) Plan

Date: June 16, 2020	By:	/s/ Brian Hammonds
	Name:	Brian Hammonds
	Title:	Vice President, Finance, CoreCivic of Tennessee, LLC, the Plan Administrator, and of CoreCivic, Inc., the sole member of CoreCivic of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

23.1	Consent of Hancock Askew & Co., LLP, Independent Registered Public Accounting Firm